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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

           INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 2)*
                                           --


                         TENET HEALTHCARE CORPORATION
                         ----------------------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                  88033G100
                                --------------
                                (CUSIP Number)


                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-(c)

     [_] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

--------------------                                         -----------------
CUSIP No. 88033G100                    13G                   Page 2 of 5 Pages
--------------------                                         -----------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

      OPPENHEIMER CAPITAL (IRS No. 13-3413767)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          18,825,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          18,825,077
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      18,825,077
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.1

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1    (a)  Name of Issuer:
               --------------
               Tenet Healthcare Corporation

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               2700 Colorado Avenue
               Santa Monica, California 90404

Item 2    (a)  Name of Person Filing:
               ---------------------
               OPPENHEIMER CAPITAL

          (b)  Address of Principal Business Office:
               ------------------------------------
               1345 Avenue of the Americas
               New York, New York 10105

          (c)  Citizenship:
               -----------
               Not Applicable.

          (d)  Title of Class of Securities:
               ----------------------------
               Common Stock

          (e)  CUSIP Number:
               ------------
               88033G100

Item 3     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
           ------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

           (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

           (d) [_] Investment company registered under Section 8 of the Investment Company Act;

           (e) [X] Investment adviser registered under Section 203 of the Investment Advisors Act of 1940;

           (f) [_] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [_] Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

           (h) [_] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [_] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4     Ownership.
           ---------

           (a)   Amount Beneficially Owned: 18,825,077**

           (b)   Percent of class: 6.1

           (c)   Number of shares as to which such person has:

           (i)   Sole Power to vote or to direct the vote: -0-

           (ii)  Shared power to vote: 18,825,077**

           (iii) Sole Power to dispose or to direct the disposition of: -0-

           (iv)  Shared power to dispose or to direct the disposition of:
                 18,825,077**

      **This report is being filed on behalf of Oppenheimer Capital, a Delaware general partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Oppenheimer Capital is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Oppenheimer Capital may be deemed to be the beneficial owner of the securities of the Issuer. Oppenheimer Capital has the sole power to dispose of the shares and to vote the shares under its written guidelines established by its Management Board.

Item 5     Ownership of Five Percent or Less of a Class:
           --------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

           Not applicable.

Item 7     Identification and Clarification of the Subsidiary Which Acquired the
           ---------------------------------------------------------------------
           Security Being Reported on By the Parent Holding Company.
           --------------------------------------------------------

           Not Applicable.

Item 8     Identification and Clarification of Members of the Group.
           --------------------------------------------------------

           Not applicable.

Item 9     Notice of Dissolution of Group.
           ------------------------------

           Not Applicable.

Item 10    Certification
           -------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             DATE: February 10, 2000


                                                    /s/ FRANK C. POLI
                                                    --------------------------
                                                    Senior Vice President
                                                    --------------------------